UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 9)*

                             Acxiom Corporation
                              (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities

                                 005-125-109
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N. 005-125-109

1.     NAME OF REPORTING PERSON/
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles D. Morgan, Jr., individually  SNN: ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

                   5.    SOLE VOTING POWER
NUMBER OF
                         3,133,409.9*
SHARES
                   6.    SHARED VOTING POWER
BENEFICIALLY
                         0
OWNED BY
                   7.    SOLE DISPOSITIVE POWER
EACH
                         3,133,409.9*
REPORTING
                   8.    SHARED DISPOSITIVE POWER
PERSON WITH
                         0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,184,669.9*

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES

       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14%

12.    TYPE OF REPORTING PERSON

       IN


* All share figures herein have been adjusted to reflect a two-for-one stock split effected as a stock dividend on January 10, 1995.

Item 1(a).    Name of Issuer:

              Acxiom Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              301 Industrial Boulevard
              Conway, AR  72032

Item 2(a).    Name of Person Filing:

              Charles D. Morgan, Jr., individually

Item 2(b).    Address of Principal Business Office or, if none,
              Residence:

              301 Industrial Boulevard
              Conway, AR  72032

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock, $.10 par value

Item 2(e).    CUSIP Number:

              005-125-109

Item 3(a-h). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              N/A

Item 4(a).    Amount Beneficially Owned:

              3,184,669.9*

Item 4(b).    Percent of Class:

              14%

Item 4(c).    Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:  3,133,409.9*

              (ii)  shared power to vote or to direct the vote: 0

              (iii) sole power to dispose or to direct the disposition of:
                    3,133,409.9*


* All share figures herein have been adjusted to reflect a two-for-one stock split effected as a stock dividend on January 10, 1995.

              (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class:

              N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              N/A

Item 8.       Identification and Classification of Members of the Group:

              N/A

Item 9.       Notice of Dissolution of Group:

              N/A

Item 10.      Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Date: February 14, 1995        Charles D. Morgan, Jr.
                                             ----------------------
                                      Charles D. Morgan Jr., Individually